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September 27, 2007	BEIJING
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VIA EMAIL, HAND DELIVERY AND EDGAR

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  Samsonite Corporation
  Preliminary Information Statement on Schedule 14C
  Filed July 27, 2007
  (SEC File No. 0-23214)

Dear Mr. Owings:

        We have received your letter dated September 26, 2007 (the "Comment Letter"), containing comments with respect to the above-referenced filing. Samsonite has considered your comments and has authorized us to make on its behalf the responses discussed below. The remainder of this letter provides the text of your comments followed, in each case, by Samsonite's response. Attached as Annex A to this letter is the text of "Summary—Opinion of Samsonite's Financial Advisor", "The Merger—Background" and "The Merger—Opinion of Samsonite's Financial Advisor" sections of the Information Statement, which incorporate amendments made in response to comment numbers 1 through 3 in the Comment Letter.

        Concurrently with submitting this response letter, and as per our conversations with the staff of the Securities and Exchange Commission (the "Commission"), on September 25 and 26, 2007, Samsonite is filing today with the Commission on EDGAR a Definitive Information Statement on Schedule 14C, reflecting the responses to the Comment Letter discussed herein and in our prior informal discussions with the staff (the "Definitive Information Statement").

        Capitalized terms used but not defined in this letter have the meanings given to them in the Definitive Information Statement.

        Samsonite's responses to your comments are as follows:

The Merger, page 3

Background, page 3

  1.
  We note your response to comment 3 of our letter dated August 24, 2007. We further note the revisions you have made in response to this comment. Specifically, your revised disclosure indicates that the principal stockholders "discussed the reactions of the potential buyers contacted and collectively determined that only four of the eight potential buyers that were contacted demonstrated a serious level of interest in a transaction and were prepared to participate in an auction process..." Please revise to elaborate upon how the principal stockholders determined that such bidders "demonstrated a serious level of interest and were prepared to participate in an auction process."

Response

        Please see the Definitive Information Statement section titled "The Merger—Background", beginning on page 3, which has been revised to elaborate upon how the principal stockholders "demonstrated a serious level of interest and were prepared to participate in an auction process."

  2.
  We note your response to comment 4 of our letter dated August 24, 2007. We further note the revisions you have made in response to this comment, however you have not address that part of our comment that asked you to disclose the amount of all bids. Please also describe the nature of the four interested parties from whom you solicited preliminary indications of interest."

Response

        Please see the Definitive Information Statement section titled "The Merger—Background", beginning on page 3, which has been revised to disclose the range of bids received.

Opinion of Samsonite's Financial Advisor, page 8

  3.
  We note your response to comment 8 of our letter dated August 24, 2007. It does not appear, however, that you have clarified this discussion to indicate the role of Goldman Sachs if they did not render an opinion as to the fairness of the transaction. While your revised disclosure on page 3 would seem to indicate that Goldman Sachs assisted in preparing a list of potential buyers of the company, your disclosure here still seems to imply that they assisted the Board in arriving at the fairness of the transaction. Please clarify.

Response

        Please see the Definitive Information Statement sections titled "Summary—Opinion of Samsonite's Financial Advisor", beginning on page S-3, and "The Merger—Opinion of Samsonite's Financial Advisor", beginning on page 10, which have been revised to clarify the role of Goldman Sachs and to remove the implication that they assisted the Board in arriving at the fairness of the transaction.

* * * * *

2

        We believe that the above responses adequately respond to the concerns raised in your Comment Letter. Should you have additional comments, please feel free to contact me at 212 735 2918 or my colleague, Michal Berkner, at +44 (0)207 519 7074.

Very truly yours,
/s/ GREGORY FERNICOLA Gregory Fernicola
cc:
Marcello Bottoli, Samsonite Corporation
Deborah Rasin, Samsonite Corporation
Scott Simpson, Skadden Arps
Richard Grossman, Skadden Arps

3

Annex A

Summary [page S-3 of the Definitive Information Statement]

Opinion of Samsonite's Financial Advisor

        In connection with the engagement of Merrill Lynch International, which we refer to as Merrill Lynch, to provide financial advisory services in connection with a potential sale of Samsonite, the board of directors asked Merrill Lynch to evaluate the fairness of the merger consideration from a financial point of view to the holders of shares of Samsonite common stock. At the meeting of our board of directors held on July 4, 2007, Merrill Lynch rendered its oral opinion to our board of directors, which opinion was confirmed in writing on July 5, 2007, that, as of such dates and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of shares of Samsonite common stock pursuant to the merger was fair from a financial point of view to such holders.

* * *

The Merger [page 3 of the Definitive Information Statement]

Background

        In early 2006, Samsonite began exploring the possibility of an SEC-registered global equity offering and listing on the London Stock Exchange. The company retained Goldman Sachs International, which we refer to as Goldman Sachs, and Merrill Lynch, as its lead underwriters and financial advisors, and Skadden, Arps, Slate, Meagher & Flom LLP, as its legal advisors, in connection with that offering process. The company worked on the offering and listing with its financial and legal advisors for several months during 2006 and 2007. In June 2007, the company launched the offering and commenced marketing of the stock in Europe.

        On May 23, 2007, Bain Capital (Europe) L.P., which we refer to as Bain, one of the principal stockholders, received a letter from a leading private equity firm, expressing a firm interest in a possible acquisition of the company. In the days following the receipt of this letter, in response to press commentary concerning the company's forthcoming global equity offering and press speculation regarding the private equity firm's interest, several other private equity groups, including CVC, approached Bain directly, or via our financial advisors, and also expressed an interest in acquiring the company. Following the receipt of these expressions of interest, Ferdinando Grimaldi and Melissa Bethell of Bain, Tony Ressler and Jeff Schwartz of Ares Management LLC, which we refer to as Ares, and Lee Sienna and Josef Prosperi of Ontario Teachers' Pension Plan Board, representing the principal stockholders, discussed the potential sale of the company with representatives of Merrill Lynch. Ms. Bethell consulted separately with Goldman Sachs regarding these expressions of interest. Ms. Bethell informed the independent members of the board of directors of these contacts and kept Marcello Bottoli, President and Chief Executive Officer of the company updated as to these approaches and related developments. At these discussions the parties concluded that a sale of the company may be the best alternative reasonably available to the company and that it would be in the best interests of our stockholders to explore strategic alternatives. It was decided to initiate a dual track process of continuing with the global equity offering alongside an auction process. Our financial advisors, Merrill Lynch and Goldman Sachs, were directed by Ms. Bethell, representing the principal stockholders, to prepare a list of potential buyers of the company based on their assessment of such parties' interest in and ability to purchase the company and prior expressions of interest from some of the potential buyers. Our financial advisors reviewed the list with Ms. Bethell, Mr. Schwartz and Mr. Prosperi. Ms. Bethell, on behalf of the principal stockholders, and as advised by Mr. Bottoli, then authorized Merrill Lynch to contact eight potential buyers, including a strategic buyer and private equity firms, to solicit their possible interest in a transaction. Ms. Bethell, Mr. Bottoli and our financial advisors agreed that only a limited number of potentially serious buyers should be contacted given the possible disruptive effect of an auction process on the company and the demands on the time of senior management given that the company would be proceeding concurrently with an auction process and the preparations for and marketing of the global equity offering and the listing on the London Stock Exchange.

        During the week of May 28, 2007, Merrill Lynch contacted potential buyers by telephone on behalf of the company to determine possible interest in an acquisition of the company. Merrill Lynch described our requirements with respect to the auction process, including the projected expedited timetable in light of the on-going preparations for a global equity offering, and our expectation that potential buyers would value the company in line with public market valuations for similar luxury and consumer goods companies of this type. On May 29 and 30, 2007, Ms. Bethell, on behalf of the principal stockholders, Mr. Bottoli and Merrill Lynch discussed the reactions of the potential buyers contacted and collectively determined that only four of the eight potential buyers that were contacted demonstrated a serious level of interest in participating in an auction process that would be run in parallel with the global offering process on the terms communicated by the company and would be able to meet the timing and valuation expectations outlined by the company, including financing the acquisition. Accordingly, on May 31, 2007, Merrill Lynch sent letters on our behalf to these four interested parties, all of whom were private equity firms, to solicit the submission of preliminary indications of interest by June 13, 2007. The four parties also received confidentiality agreements in order to permit them to receive confidential information about the company. On June 2, 2007, Ms. Bethell, along with a representative of Merrill Lynch, updated the independent members of the board of directors and Deborah Rasin, Vice President—Legal, General Counsel of the company, on the auction process and obtained permission to provide the bidders with confidential information about the company. During the weeks of June 4 and June 11, 2007, these four interested parties were provided with access to a virtual data room that contained documents and information about the company, and they had access to Merrill Lynch and KPMG to ask questions about the company prior to submission of their preliminary indications of interest. During these initial stages of the auction process, Goldman Sachs provided financial advice to the company regarding the structure of various financing arrangements that may be utilized by potential buyers. Goldman Sachs was not engaged by the company to opine on the fairness of the merger consideration from a financial point of view. The board of directors of the company asked Merrill Lynch to evaluate the fairness of the merger consideration from a financial point of view to the holders of shares of Samsonite common stock.

        On June 13, 2007, Merrill Lynch received on our behalf three preliminary bids to acquire the company. The fourth potential buyer that was sent a bid process letter by Merrill Lynch on May 31, 2007, did not submit a bid and did not participate further in the auction process. Merrill Lynch reviewed the three bids received with Ms. Bethell, Mr. Schwartz and Mr. Prosperi, representing the principal stockholders. On June 13, 2007, Merrill Lynch contacted the bidder who had submitted the lowest bid to encourage this bidder to raise its bid. As the bidder confirmed to Merrill Lynch that they were not willing to increase their bid, the representatives of the principal stockholders, together with Merrill Lynch, determined that this bidder should not participate in the next phase of the auction. By contrast, the other two preliminary bids received by Merrill Lynch on behalf of the company reflected higher valuations of the company, were all cash and indicated an ability to secure funding for the transaction and a commitment to closing a transaction on an expedited timetable. We therefore proceeded to the second phase of the auction process with the other two bidders, which included CVC. The principal stockholders and our senior management updated our board on the status of our exploration of strategic alternatives during this period. During the week of June 18, 2007, each of the remaining two bidders met with Mr. Bottoli, Mr. Wiley, Chief Financial Officer, Treasurer and Secretary, Ms. Rasin and Ms. Merefield, Director of Investor Relations and Strategic Planning of the company, a representative of Merrill Lynch and Kristian Wettling of Bain, representing the principal stockholders, received formal management presentations, participated in question and answer sessions, including with our general counsel, legal advisors and our internal tax expert, and gained a further understanding of our business.

        On June 23, 2007, Merrill Lynch sent a second process letter on our behalf to the two remaining bidders, soliciting the submission of final bids by July 2, 2007. The second process letter was preceded on June 15, 2007 by a proposed draft merger agreement and draft voting agreement.

        On July 2, 2007, we received final indications of interest from both bidders, including markups of the merger agreement and voting agreement. Both indications of interest were for a cash merger with the company, subject to a deadline that all relevant agreements be executed by July 4. The CVC bid was at a higher price per share than the other bid and the CVC markup of the merger agreement indicated CVC's commitment to executing a definitive merger agreement on an expedited basis. On the evening of July 2 and the morning of July 3, Ms. Bethell, Mr. Schwartz and Mr. Prosperi, representing the principal stockholders, reviewed the two indications of interest with Merrill Lynch and our legal advisors. Following these discussions, Merrill Lynch had further conversations with each of the bidders to clarify various aspects of their proposals, including price, financing contingencies, due diligence requirements and required timing. We decided to proceed with discussions with both parties until we obtained their last and final proposals.

        On July 3, 2007, following several discussions between representatives of CVC and Merrill Lynch, Mr. Nicholas Clarry, on behalf of CVC and with the approval of CVC's investment committee, increased CVC's offer to acquire the company to $1.49 per share. This was the highest per share cash offer price received by the company from any of the bidders during the entire auction process. Formal bids received throughout the process ranged from $1.20 to $1.49 in cash per share. CVC proposed a transaction structure pursuant to which, simultaneously with the execution of a merger agreement with CVC, the principal stockholders would cause the record holders of their shares of our common stock to execute written consents in accordance with Section 228 of the DGCL adopting the merger agreement. Because the principal stockholders beneficially own shares of common stock representing approximately 85% of the outstanding common stock entitled to vote on the adoption of a merger agreement, the proposed action by written consent would be sufficient to adopt the merger agreement with CVC without any further action by any other Samsonite stockholder.

        On July 4, 2007, our board met telephonically to discuss the process and ongoing developments with our management and advisors and consider resolutions approving a transaction. Ms. Bethell, Mr. Schwartz and Mr. Prosperi, representing the principal stockholders, together with representatives of Merrill Lynch, reported to the board on their discussions with the two interested parties that submitted final bids. Ms. Bethell of Bain and Merrill Lynch presented to our board a summary of the entire auction process that had been conducted and the identity of, and price range offered by, the bidders remaining in the process. Merrill Lynch noted, among other things, that CVC submitted the bid with the highest per share price, that the CVC bid did not contain a financing contingency and that an agreement could be signed with CVC in the near term. Skadden Arps, our legal advisors, also reviewed with our board the CVC merger agreement in detail and legal standards applicable to the board's decision-making process. In addition, Merrill Lynch reviewed the methodologies and analyses which it used to evaluate the fairness of the merger consideration offered under CVC's proposal from a financial point of view to the holders of shares of Samsonite common stock. Merrill Lynch rendered its oral opinion to our board of directors, which opinion was confirmed in writing on July 5, 2007, that, as of such dates and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the merger consideration contemplated to be received by the holders of shares of Samsonite common stock pursuant to the merger was fair from a financial point of view to such holders. Following these reviews and further discussion and deliberation, the board's judgment was that, subject to resolution of certain issues, CVC's proposal appeared superior to that of the other bidder in terms of price, the expected time required to complete the negotiations based upon the revisions proposed by CVC to the draft merger agreement submitted with our bid request letter and our assessment of our ability to complete a transaction with CVC in a timely manner. By contrast, the value of the bid submitted by the other bidder was lower than the CVC bid, and the revisions to the draft merger agreement proposed by the other bidder indicated a potentially lengthier negotiation process and a greater risk that we would be unable to reach a final agreement with the bidder on a timely basis. Based on these considerations, our board concluded that it would be in the best interests of our stockholders for the company to accept the CVC offer and directed management and our advisors to try to finalize a merger agreement with CVC. The board unanimously approved the resolutions approving a merger agreement with CVC, the merger and the other transactions contemplated by the merger agreement.

        Commencing on July 4, 2007, promptly following the telephonic board meeting and continuing through July 5, our legal advisors met with the legal advisors of CVC and engaged in negotiations of the merger agreement, the voting agreement and written consent and related agreements. Mr. Bottoli and Ms. Rasin of our senior management and Ms. Bethell, Mr. Schwartz and Mr. Prosperi, representing the principal stockholders, also participated telephonically in part of these negotiations. On July 5, 2007, Merrill Lynch rendered its written opinion to our board of directors that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of shares of Samsonite common stock pursuant to the merger was fair from a financial point of view to such holders. Also on July 5, 2007, Cameron, Merger Sub and Samsonite finalized, executed and delivered the merger agreement, and Cameron and the principal stockholders finalized, executed and delivered the voting agreement and written consent. CVC and the company issued a joint press release on July 5, 2007, announcing the transaction.

* * *

The Merger [page 10 of the Definitive Information Statement]

Opinion of Samsonite's Financial Advisor

In connection with the engagement of Merrill Lynch to provide financial advisory services in connection with a potential sale of the company, the board of directors asked Merrill Lynch to evaluate the fairness of the merger consideration from a financial point of view to the holders of shares of Samsonite common stock. At the meeting of our board of directors held on July 4, 2007, Merrill Lynch rendered its oral opinion to our board of directors, which opinion was confirmed in writing on July 5, 2007, that, as of such dates and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of shares of Samsonite common stock pursuant to the merger was fair from a financial point of view to such holders.